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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIG SKY ENERGY CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5806 HAMMOCK ISLES DRIVE
(No. and Street)

NAPLES	FL	34119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDITH BECK 612-232-6167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JUDITH BECK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIG SKY ENERGY CAPITAL, LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAYSE DUFFY
NOTARY
My Comm. Expires
December 25, 2022
No. GG 286628
PUBLIC
STATE OF FLORIDA

JBeck

Signature

EVP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Florida
County of Collier
Subscribed and sworn to (or affirmed) before me on this 21 day of February, 2019 by Judith proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Kayse Duffy

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Big Sky Energy Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Big Sky Energy Capital, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 20, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Big Sky Energy Capital, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	32,630
Deposits and retainers		71
Prepaid expenses		743
- **Total assets**	$	33,444

Liabilities and Members' Equity

Liabilities

Total liabilities	$	0

Commitments and contingencies

Members' equity

Members' equity		33,444
Total members' equity		33,444
Total liabilities and members' equity	$	33,444

The accompanying notes are an integral part of these financial statements.

Big Sky Energy Capital, LLC
Statement of Income
For the Year Ended December 31, 2018

Revenue	
Fee income	$ 395,000
Interest income	27
Total revenue	395,027
Expenses	
Advertising and marketing	7,500
Client reimbursable expenses	1,785
Computer and internet	6,885
CRM and website	12,492
Insurance	16,855
Office supplies and expense	3,000
Professional fees	9,986
Regulatory	3,302
Telephone	3,000
Travel and meals	9,544
Other operating expenses	261
Total expenses	74,610
Net income	$ 320,417

The accompanying notes are an integral part of these financial statements.

Big Sky Energy Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2018

		Members' Equity
Balance at December 31, 2017	$	173,027
Members' distributions		(460,000)
Net income		320,417
Balance at December 31, 2018	$	33,444

The accompanying notes are an integral part of these financial statements.

Big Sky Energy Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flow from operating activities:		
Net income		$ 320,417
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Deposits and retainers	$ 1,917	
Prepaid expenses	373	
Total adjustments		2,290
Net cash provided by (used in) operating activities		322,707
Net cash provided by (used in) investing activities		-
Cash flow from financing activities:		
Capital distributions	(460,000)	
Net cash provided by (used in) financing activities		(460,000)
Net increase (decrease) in cash		(137,293)
Cash at beginning of year		169,923
Cash at end of year		$ 32,630

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$0
Income taxes	$0

The accompanying notes are an integral part of these financial statements.

Big Sky Energy Capital, LLC
Notes to Financial Statements
December 31, 2018

Note 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Big Sky Energy Capital, LLC (the "Company") was organized in the State of Florida on August 15, 2012. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including advising on and/or facilitating the sale of oil and gas interests, private placement of securities (with an emphasis on the oil and gas industry), and merger & acquisition advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Use of estimates – The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

Accounts receivable – Accounts receivable are stated at face amount, less any allowance for bad debts.

Revenue recognition – The Company earns revenue through retainer fees, success fees, consulting services and client reimbursed expenses.

Retainer fees – For most engagements clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed, which corresponds with the short-term nature of the Company's associated performance obligations.

Consulting fees – The Company bills and recognizes revenues for consulting services periodically as the services are performed, in accordance with the terms of its agreement with the client.

Note 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Success fees – Success fees are owed to the Company on completion of a transaction. Success fees are recognized when the transaction is closed, the Company's performance obligations are completed, and collection is determined probable.

Client reimbursed expenses – The Company recognizes reimbursable expenses and the related reimbursement in the period in which they are incurred; these expenses are billed periodically in accordance with the terms of the agreement with the client.

Income taxes – The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in these financial statements.

Note 2: ACCOUNTS RECEIVABLE

At December 31, 2018, the company had no outstanding accounts receivable.

Note 3: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2018, the Company utilized office space and furnishings provided by its two officers at no cost. The Company shared this space and certain other general and administrative expenses with Big Sky Energy Advisors, LLC ("BSEA"), a company under common ownership. The parties had in place an expense sharing agreement whereby phone, computer/internet, CRM, insurance, office supplies and travel expenses were shared based on actual and estimated costs. The Company paid $53,592 to BSEA under this arrangement for the year ended December 31, 2018.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2018 or during the year then ended.

Note 5: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

Revenue recognition – In May 2014, the Financial Accounting Standards Board ("FASB") updated the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue and by reducing the number of standards to which an entity has to refer. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The adoption of the new standard did not have a material impact on our consolidated results of operations or financial position for any period presented.

Leases – In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019.

Management has determined that ASU 2016—02 will not have a material impact on the Company's financial statements.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $32,630, which was $27,630 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness ($0) to net capital

was not applicable since the Company had no aggregate indebtedness, which is less than the 15 to 1 maximum allowed.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2018 FOCUS filing.

Note 8: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2018, the IRS has not proposed any adjustment to the Company's tax position.

Big Sky Energy Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of net capital		
Members' equity	$ 33,444	
Total members' equity		$ 33,444
Less: Non-allowable assets		
Deposits and retainers	71	
Prepaid expenses	743	
Total non-allowable assets		(814)
Net capital		32,630
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 0	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 27,630

Ratio of aggregate indebtedness to net capital: N/A – aggregate indebtedness is $0

There were no material differences between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

See report of independent registered public accounting firm.

Big Sky Energy Capital, LLC
Schedule II – Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

A computation of reserve requirements is not applicable to Big Sky Energy Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See report of independent registered public accounting firm.

Big Sky Energy Capital, LLC
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to Big Sky Energy Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See report of independent registered public accounting firm.

Big Sky Energy Capital, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018

Big Sky Energy Capital, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	32,630
Deposits and retainers		71
Prepaid expenses		743
Total assets	$	33,444

Liabilities and Members' Equity

Liabilities

Total liabilities	$	0

Commitments and contingencies

Members' equity

Members' equity		33,444
Total members' equity		33,444
Total liabilities and members' equity	$	33,444

The accompanying notes are an integral part of these financial statements.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Big Sky Energy Capital, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Big Sky Energy Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Big Sky Energy Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Big Sky Energy Capital, LLC stated that Big Sky Energy Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2018, without exception. Big Sky Energy Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Big Sky Energy Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 20, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

BIG SKY | ENERGY CAPITAL LLC
INVESTMENT BANKING
2338 Immokalee Road, #423
Naples, FL 34110
(239) 430-0281

Assertions Regarding Exemption Provisions

We, as members of management of Big Sky Energy Capital, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2018.

Big Sky Energy Capital, LLC

By:

Judy Beck, EVP

Big Sky Energy Capital, LLC

(A Limited Liability Company)

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2018